Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 001-15285

Forward-looking Statements
This information includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges and capitalization, anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

The following information is available at www.newglobalairline.com.

About the Merger

Delta and Northwest are joining together to create America's premier global airline, offering more convenient connections between more destinations in the United States and around the world than any other U.S.-based carrier. The merger creates a stronger, more resilient airline positioned to thrive in the increasingly competitive global marketplace.

A Different Kind of Merger for a Different Time

Times have changed. Significant economic pressures from record fuel prices and intense competition, particularly from discount carriers and foreign airlines based in Europe, the Middle East and Asia have fundamentally changed the airline industry in recent decades. This new environment has resulted in diminished profits, restructurings, more than 150,000 lost jobs and financial losses of over $29 billion among U.S. network carriers since 2001.

This is a different kind of merger. The combination of Delta and Northwest is a merger based on addition, not subtraction, and it will open a world of opportunities for customers and employees. This merger brings together the compatible strengths, networks and workforces of two complementary airlines to create a global U.S. flag carrier and stronger worldwide competitor. The combined company will become more profitable by expanding its global access and better utilizing its combined fleet. And because the combination brings together two geographically distinct route networks with very little overlap, this merger will be pro-competitive, and discount carriers and other network airlines will remain strong and growing competitors.

Learn more about why the Delta-Northwest merger offers unprecedented benefits for employees, customers, and communities.

A Different Kind of Merger

A Delta and Northwest combination is different and will create a new paradigm for consolidation within the airline industry. The new airline, which will be called Delta, will provide employees with greater job security and a more stable platform for future growth in the face of significant economic pressures from rising fuel costs and intense competition.

The merger of Delta and Northwest is unique because all U.S.-based employees will be provided an equity stake in the new airline; there will be no hub closures; and complementary route networks will be combined.

In sharp contrast, the US Airways attempted takeover of Delta in 2006 would have only been good for Wall Street because it was based on cutting jobs, cutting service, and reducing competition.

US Airways/Delta Hostile Takeover	Delta/Northwest Combination
• Overlap of schedules and hubs caused monopoly concerns o 45 overlapping nonstop domestic routes o 22 million passengers would have been affected by reduced competition (duopoly or monopoly service)
•  Complementary networks with virtually no overlap

•  Only 12 overlapping nonstop routes

•  There are only 4 routes where the combined company would offer the only domestic nonstop service, affecting fewer than 600 passengers a day

• Hub closures o US Airways takeover would have resulted in hub closures in New York-JFK and Charlotte	• All hubs maintained o No hub closures
• US Airways takeover would have resulted in reductions at the expense of Delta employees • Job losses at all levels • Delta employees opposed the takeover
•  Employees provided with an equity stake in the combined airline

•  There will be no involuntary furloughs of frontline employees or hub closures as a result of this transaction.

•  Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process

•  Existing pension plans for both companies’ employees will be protected

•  Frontline employees of both airlines will be provided seniority protection through a fair and equitable seniority integration process

•  Limited new international market opportunities

•  US Airways international network overlaps with Detla’s in Europe and the Caribbean

•  Synergy problems created due to membership in different international alliances

•  Creation of the premier global U.S. airline

•  Creates an unrivaled global network by combining Northwest’s leading positions in Canada and Asia with Delta's strength across the Caribbean, Latin America, Europe, the Middle East and Africa

•  Strengthens existing SkyTeam relationship and secures its leadership position in an increasingly competitive global airline environment

• Merger would have saddled the combined airline with $5 billion of new debt	• Equity-based transaction creates no new debt

US Airways and Delta passengers come from the same regions - Northwest serves a different base.

Delta and US Airways passengers are concentrated in the Eastern US	Delta and Northwest carry distinct passenger bases

The Facts on Fuel

High fuel prices are forcing airlines to reduce service. The combination of Delta and Northwest creates a company with a more resilient business model that is better able to withstand volatile fuel prices than either can on a standalone basis.

Record fuel prices have fundamentally changed the economics of the airline industry. Fuel is the highest single expense for Delta and Northwest, significantly eroding the financial benefits of restructuring and placing the airlines’ new found strength and stability at long-term risk.

In 2008, the consequences of record fuel prices on the airline industry have been unprecedented. At the beginning of 2007, oil prices were approximately $55 a barrel. Now, oil prices have nearly doubled.

More than 40% of every dollar of passenger revenue now goes toward fuel expense.

Source: Internal analysis: 1Q 2003 and 1Q 2008 fuel expense as a percent of passenger revenue

•	In the first half of 2008, record fuel prices have forced network carriers to reduce the number of domestic seats available by nearly 4 percent.

•	High fuel prices have caused airlines to mothball fuel inefficient aircraft - especially smaller regional jets - which provide service to many smaller communities.

•	In the first half of 2008 the industry has seen the bankruptcy or shutdown of five U.S. carriers.

Fuel prices have risen dramatically.

Source: Department of Energy – NYMEX light sweet crude

Fares have not kept up with rising fuel costs.

Despite successful fuel conservation and operational efficiency efforts, airlines have been unable to offset surging fuel prices. Furthermore, the cost of fuel has largely not been passed along to customers. In fact, since 2002 airfares have barely kept pace with inflation.

1/ Average monthly closing price of NYMEX light sweet crude
2/ BLS Consumer Price Index (CPI) for All Items, Urban Consumers
3/ BLS CPI for Airline Fares, Urban Consumers
Source: Department of Energy, Bureau of Labor Statistics (BLS)

This merger will help offset record fuel prices.

Given the dramatic increase in fuel costs – which now equals approximately $4 billion annually for Delta and Northwest combined – consolidation provides a strategic option to build a more resilient business model that is better able to withstand volatile fuel prices than either airline can on a standalone basis.

The revenue and cost synergies achieved through this merger will help offset rising fuel costs in three ways:

•	Increased revenues as a result of increased size and scope, leading to improved corporate contracting thanks to better options for customers.

•	More efficient aircraft routing to better match capacity to demand.

•	Higher average yields driven by more international customers and routes where fares better cover the cost of fuel.

A Global Competitor

Combining the complementary international networks of Delta and Northwest will create a global U.S. flag carrier strongly positioned to compete with foreign airlines that are continuing to increase service to the United States. It will be uniquely positioned to provide customers worldwide access – something no U.S. carrier can offer today.

This transaction is good for customers and good for global competition.

•	Open Skies agreements and consolidation among foreign carriers are creating stronger competitors that are expanding into new U.S. and international markets.

•
The Open Skies agreement between the U.S. and the European Union, effective March 2008, has expanded aviation markets around the world. Now any European or U.S. airline is allowed to fly between any city in the EU and any city in the U.S., giving European carriers greater access to new U.S. markets.

•	The European Commission’s more liberal stance on mergers has allowed European carriers to combine, leading to greater efficiencies and reinvestment in new customer services.

•
Start-up carriers such as Eos, Silverjet, and L'Avion are increasing competition for global business travelers in markets such as New York-London by offering an all-premium class cabin with enhanced amenities.

This transaction makes possible international expansion that cannot be done organically.

This combination will expand Delta’s international and domestic reach, and there will be no reductions in the number of hubs.

•	Northwest cannot establish a European and Latin American presence in the near term without unrealistic capital expenditures and fleet purchases.

•	A Delta and Northwest merger will allow Northwest to offer customers access to Delta’s extensive European and Latin American networks in a cost-efficient way.

•
Delta cannot expand into many Asian markets due to restrictive bilateral agreements with the U.S. For example, because of a 1952 bilateral aviation agreement between the U.S. and Japan, Northwest is one of only two U.S. carriers that have extensive access to Japanese markets and the ability to connect passengers through Japan to other markets in Asia.

•	A Delta and Northwest merger will allow Delta’s customers to benefit from greater access to Northwest’s 3 Japanese markets and 11 other Asia/Pacific markets.

This transaction creates a broader platform for international growth.

The combined company and its regional partners will provide access to more than 390 destinations in 67 countries.

•	Through the SkyTeam Alliance, passengers will have access to more than 840 destinations in 162 countries.

Key Merger Facts

Stock Ticker:	NYSE: DAL		NYSE: NWA
Headquarters:	Atlanta		Minneapolis/St. Paul
Industry Position:	• Third largest carrier in the U.S. (13.2% of domestic available seat miles / ASMs) • Fourth largest carrier in the world (4.1% of worldwide ASMs)		• Seventh largest carrier in the U.S. (7.3% of domestic ASMs) • Ninth largest carrier in the world (2.6% of worldwide ASMs)
Employees:	• Total: 48,400 (55,000 including Comair) • Pilots: 6,280 • Flight Attendants: 11,060 • Maintenance: 6,980 • Reservations: 4,250 • Airport: 14,360 • Corporate: 5,070 • Other: 400 • Comair total: 6,600
•  Total: 29,000 (32,800 including Mesaba and Compass)

•  Pilots: 4,490

•  Flight Attendants: 7,680

•  Maintenance: 1,090

•  Reservations: 1,900

•  Airport: 7,600

•  Corporate: 3,170

•  Other: 3,070

•  Mesaba total: 3,500

•  Compass total: 300

Mainline Aircraft (as of 12/31/07):	446		356 (including 13 freighters)
Regional Carriers and Aircraft (As of 12/31/07):	8 regional carriers operating more than 480 regional aircraft		3 regional carriers operating more than 210 regional aircraft
2007 Passengers Enplaned:	109 million		66 million
2007 RPMs / ASMs (consolidated system):	122,065 million / 151,764 million		78,320 million / 93,328 million
Alliance:	SkyTeam		SkyTeam
Hubs:	Atlanta; Cincinnati; New York-JFK; Salt Lake City		Amsterdam; Detroit; Memphis; Minneapolis/St. Paul; Tokyo-Narita
Total Destinations:U.S. Destinations:Countries Served:Total Daily Flights:	327 212 62 4,200		250 200 21 2,500
2007 Financials (consolidated system):	Revenues: Pre-Tax Income: Net Income:	$19.2 billion $625 million $418 million	Revenues: Pre-Tax Income: Net Income :	$12.5 billion $778 million $556 million

Key Benefits of Merger:
•  Merger combines Delta’s strengths in the South, Mountain West, Northeast, Europe and Latin America with Northwest’s presence in the Midwest, Canada and Asia; competition preserved and enhanced as a result of complementary networks

•  No involuntary furloughs of frontline employees expected, employees to be provided seniority protection and equity in the new airline

•  Customers, communities to benefit from expanded global route system, more competitive, financially secure airline

•  No hub closures; improved international access to benefit small communities

•  Strong financial base with industry-leading liquidity

•  Merger by addition, not subtraction: annual revenue and cost synergies in excess of $1 billion from more effective aircraft utilization, a more comprehensive, diversified route system and improved operational efficiency

Combined Operational Information:	Company Name:	Delta Air Lines
	Headquarters:	Atlanta with executive offices in Minneapolis/St. Paul, New York, Tokyo, Amsterdam and Paris
	CEO:	Richard Anderson
	Employees:	More than 75,000 employees operating in 67 countries
	Hubs:	Atlanta; Amsterdam; Cincinnati; Detroit; Memphis; Minneapolis/St.Paul; New York-JFK; Salt Lake City; Tokyo
	Destinations:	More than 390 worldwide destinations (With SkyTeam more than 840 destinations in 162 countries)
Board:
Seven directors from Delta Board, including Richard Anderson and current Delta chairman Daniel Carp; Five directors from Northwest Board, including Roy Bostock and Doug Steenland; One director from ALPA

Global Ranking:
#1 ASM Share (6.8 percent); #1 Flight Share (8.0 percent); and #1 Seat Share (6.5 percent). As a combined carrier, Delta will be the #1 U.S. carrier to Japan; #1 U.S. carrier to Europe; #1 U.S. carrier in Africa; #1 U.S. carrier in the Middle East and India; #2 U.S. carrier in Asia and the #2 U.S. carrier in Latin America.

Transaction Terms:	• Stock-for-stock transaction valued at $17.7 billion: – Northwest shareholders receive 1.25 shares of Delta common stock – Consideration represents a 16.8% percent premium to Apr. 14 closing price
History:
•  Delta traces its roots back to 1924, when Huff Daland Dusters was founded as the world's first aerial crop dusting organization.

•  1928, the company became Delta Air Service.

•  June 17, 1929, Delta inaugurated airline service with the first passenger flights over a route stretching from Dallas, TX to Jackson, MS, via Shreveport and Monroe, LA.

•  1941, the company moved its headquarters to Atlanta.

•  1972, Northeast Airlines merged with Delta.

•  1987, Western Airlines merged with Delta and it became the fourth largest U.S. carrier and fifth largest world carrier. First transpacific service begins: Atlanta and Portland, OR, to Tokyo.

•  Northwest began on October 1, 1926, flying mail between Minneapolis/St. Paul and Chicago.

•  Passenger service began in 1927.

•  July 15, 1947, Northwest pioneered the Great Circle route to Asia, with service to Tokyo, Seoul, Shanghai, and Manila.

•  October 1, 1986, Northwest completed the acquisition of Republic Airlines. Northwest's work force expanded overnight from less than 17,000 to more than 33,000.

•  1991, Northwest and KLM Royal Dutch Airlines launched their first joint service, twice-weekly flights between Minneapolis/St. Paul and Amsterdam.

WHERE TO FIND ADDITIONAL INFORMATION

Delta Media Relations: 404 715 2554
Delta Investor Relations: 404 715 2170
Brunswick Group: 212 333 3810
Northwest Media Relations: 612 726 2331
Northwest Investor Relations: 800 953 3332

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges and capitalization, anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates. Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K. All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders. Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

# # #

About the Merger
Merger Timeline

Combining Delta and Northwest will take time. The merger is subject to several regulatory approvals from U.S. and foreign antitrust authorities. It is expected that the regulatory review period will be completed later this year.

Until the transaction receives required approvals, there will be no changes to either airline’s flight schedule, frequent flyer program, customer service, or corporate structure as a result of the transaction.

Pro-Competition

The Delta and Northwest merger will combine complementary route networks with very little overlap to offer customers service to more global destinations than any other U.S. carrier while preserving and enhancing competition.

Because Delta and Northwest will bring together geographically distinct route networks with minimal overlap, this merger does not raise antitrust concerns in domestic or international markets.

The combination of Delta’s strengths in the East, Southeast and Mountain West and Northwest’s strength in the Midwest creates very little domestic overlap.

•	There are only 12 routes where Delta and Northwest both offer domestic nonstop flights; after the merger, 8 of those city pairs will still have nonstop competition from at least 1 other airline.

•	There are only 4 routes where the combined company would offer the only nonstop service, affecting fewer than 600 passengers a day.

•	After the merger the U.S. airline industry will still be highly competitive, and no airline will have more than a 20% share of domestic passengers.

There is very little overlap in the passenger traffic served by Delta and Northwest.

Source: DOT O&D Survey, Twelve months ended 3Q07

The combination of Delta’s strengths in Europe, Africa and Latin America with Northwest’s strength in Asia creates an unrivaled international network while preserving and enhancing competition in all markets.

•
Because Delta and Northwest are both members of the SkyTeam Alliance, the combination strengthens the existing SkyTeam relationship and secures its leadership position in an increasingly competitive global airline environment.

Delta and Northwest bring together distinct international networks.

Source: OAG, January 2008 – December 2008

Customers will have new alternatives to established market leaders.

The new, more global network of the combined airline will be able to compete with carriers that currently dominate some markets.

•	Western U.S. customers traveling to Asia will gain an alternative to United, which currently offers more service from Western U.S. cities to Asia than any other carrier.

•	New York customers gain an improved alternative to Continental. Delta and Northwest’s combined strengths in Europe, Latin America, Asia and Africa will enhance competition from New York.

•
Los Angeles customers gain an improved alternative to United, which currently provides the most extensive service from LAX to markets in Asia, Latin America, and the U.S. The combination of Delta’s domestic and Latin American networks with Northwest’s Asian network rounds out Delta’s offering to enhance competition.

Customers will benefit from continued strong competition within the airline industry after the merger of Delta and Northwest.

The growth of discount airlines will continue to fuel competition.

•	Discount airlines carry one third of domestic passengers.

•	Southwest Airlines carries more domestic passengers than Delta and Northwest combined.

•
Discount airlines currently serve every U.S. legacy airline hub city and have built their own hubs in over half of these cities. Discount airlines operate hubs in 3 Delta and Northwest hubs, in addition to serving all Delta and Northwest hubs and focus cities.

•	Discount airlines account for 60% of outstanding narrowbody aircraft orders, indicating that continued discount airline expansion is assured.

•	Discount airlines have experienced a 60% increase in both departures and cities served since 2000.

•	Discount airlines are expanding into international markets and smaller communities.

Competition is growing from foreign airlines based in Europe, the Middle East and Asia.

Open Skies agreements and mergers are making foreign airlines stronger competitors.

•
The Open Skies agreement between the U.S. and the European Union, effective March 2008, has exanded aviation markets around the world. Now any European or U.S. airline is allowed to fly between any city in the EU and any city in the U.S., giving European carriers greater access to new U.S. markets.

•	The European Commission’s more liberal stance on mergers has allowed European carriers to combine, creating more efficient, competitive and financially stable carriers.

•
Start-up carriers such as Eos, Silverjet, and L'Avion are adding new flights in big markets like New York-London with all-business class cabins, introducing greater competition for the global business traveler.

Creating A Stronger Company

The merger creates a stronger company that can grow, become more profitable and deliver value over time.

•
The combined company will have a more resilient business model that will be better able to manage through an economic downturn, withstand volatile fuel prices and innovate and deliver new services for our customers.

•	Combination will generate more than $1 billion in annual synergies with no hub closures.

•	Combination will enable an accelerated integration in the Air France/KLM joint venture, creating the industry’s leading alliance network.

•  #1 carrier to Europe and strong Latin American presence

•  Strong presence in East and Mountain West

•  Member of SkyTeam alliance

•  3rd largest carrier in the U.S. with 13.2% of domestic ASMs

•  4th largest carrier in the world with 4.1% of worldwide ASMs

•  Hubs in Atlanta, Cincinnati, New York City and Salt Lake City

•  Focus cities in Boston, Los Angeles and Orlando

•  Service to 212 domestic and 115 international destinations

•  International focus on Asia and #1 carrier in U.S.-Japan market

•  Strong presence in Midwest

•  Member of SkyTeam alliance

•  7th largest carrier in the U.S. with 7.3% of domestic ASMs

•  9th largest carrier in the world with 2.6% of worldwide ASMs

•  Hubs in Detroit, Memphis, Minneapolis-St. Paul, Amsterdam and Tokyo

•  Focus cities in Indianapolis and Seattle

•  Service to 200 domestic and 50 international destinations

Source: Market share based on 2008 OAG (week sample). Destinations served data based upon OAG Jan 2008 - Dec 2008 (excluding cancellations and including additions as of March 28, 2008).

Times Have Changed

Rising fuel prices and intense competition have fundamentally changed the U.S. airline industry.

Fuel has overtaken labor as highest single expense.
1/ Excludes special charges

Open Skies agreements and consolidation among foreign carriers are creating stronger competitors that are expanding into new U.S. and international markets. Fourteen foreign airlines that did not offer flights to the United States in 2006 are scheduled to operate flights in 2008.

Click above for a larger view (PDF)

U.S. discount carriers command significant market share and continue to grow.

Sources: US DOT DB1A Database; 2007 – YTD 3Q2007
LCCs include: AirTran, Allegiant Air, America West, ATA Airlines, Frontier, JetBlue, Midway,
National, SkyBus, Southwest, Spirit, Sun Country and USA 3000 Airlines

Frequently Asked Questions

Why is this transaction in the best interest of Delta and Northwest’s employees, customers and communities?

•	This transaction is a win for employees, customers and communities.

o
Employees will gain greater job security, an equity stake in the combined airline and a more stable platform for future growth in the face of significant economic pressures from rising fuel costs and intense global competition.

o	Small communities throughout the United States will enjoy enhanced access to more destinations worldwide.

o
Customers also will benefit from the combined carriers’ complementary route networks, which together will offer people more choice, competitive fares and a superior travel experience to more cities than any other airline.

Why are Delta and Northwest merging?

•	Delta and Northwest are an ideal strategic fit with complementary and geographically distinct route systems.

•	Combining the airlines will create a more robust platform for profitable growth with a global presence and an attractive balance of domestic and international flights.

•	This merger builds a geographically diverse network – 60% domestic, 40% international – that is pro-competitive and balanced across the world.

•
The merger combines Delta’s strengths in the South, Mountain West, Northeast, Europe, and Latin America with Northwest’s presence in the Midwest, Northwest, Canada and Asia with little overlap in the nonstop routes the two airlines operate.

•	The combination of Delta and Northwest will enable an accelerated integration in the Air France/KLM joint venture, creating the industry’s leading alliance network.

•
Delta and Northwest’s complementary networks and common membership in the SkyTeam alliance will ease the integration risk that has complicated some airline mergers.  The common SkyTeam frequent flyer programs, customer lounges, airline partner networks, and common IT platforms of both companies have already been partially integrated through the existing alliance between Delta and Northwest.

Why are you pursuing this transaction now? Why is this right time for consolidation?

•
In an industry that has shed more than 150,000 jobs from the U.S. network carriers and lost more than $29 billion since 2001, this transaction creates a more resilient carrier that is better able to withstand volatile fuel prices than either company can on a standalone basis.  Merging Delta and Northwest is the most effective way to offset higher fuel prices, improve efficiencies, increase international presence and fund long-term investment in the business.

•
Record fuel prices have fundamentally changed the economics of the airline industry.  Fuel is the highest single expense for Delta and Northwest, significantly eroding the financial benefits of restructuring and placing the airlines’ new found strength and stability at long-term risk.  At the beginning of 2007, oil prices were approximately $55 a barrel.  Now, oil prices have nearly doubled.

•
The dramatic run-up in the price of oil equates to a cost increase of approximately $4 billion for the combined airline.  This increase makes this transaction, which is expected to generate more than $1 billion in annual cost and revenue synergies, even more compelling.  In the first half of 2008 alone, record fuel prices have forced network carriers to reduce the number of domestic seats available by nearly 4%.  In addition, the industry has seen the bankruptcy / shut down of five U.S. carriers.

How does this transaction improve the financial condition of the two companies?

•
Combining the two carriers will generate more than $1 billion in annual cost and revenue synergies without hub closures, and will be accretive to current Delta shareholders in year one excluding one-time costs.  The transaction will help preserve the best in class cost structure of both airlines.

•
The combined company will have one of the strongest balance sheets in the U.S. airline industry and a more stable platform for future growth in the face of significant economic pressures and intense global competition.

How is this deal different from previous proposed airline mergers (i.e. Delta-US Airways in 2006, America West-US Airways in 2005, or United-US Airways in 2000)?

•	Unlike the US Airways proposal, this transaction is about addition, not subtraction, and will expand Delta’s global and domestic reach.

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The significant overlap of the US Airways and Delta networks in the East would have resulted in a significant reduction in competition, hub closures, substantial job losses and fewer flights to smaller communities.  That is why it was opposed by employees, customers and communities.  Delta and Northwest’s complementary route networks have little overlap and there is no need for hub closures.

•
No other airline merger has given employees the same opportunities to benefit from the success of integration and the financial rewards of stronger performance.  All U.S.-based employees of both airlines will be provided equity in the new airline.  International employees will receive cash awards in lieu of equity.

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Previous airline mergers have been opposed by employees.  This transaction is supported by Delta’s pilots who have reached an agreement to extend their collective bargaining agreement through the end of 2012.

How does this deal help Delta and Northwest compete internationally?

•	With its extended international network the company will be well positioned to compete strongly in the global market.

o	The combined carrier will be America’s premier global airline, offering service between the United States and the world's major business centers.

o	The combined company will serve more than 390 worldwide destinations creating more choice on a significant number of international flights.

o
Customers of the combined airline will enjoy improved connectivity to Europe, Latin America, Africa and Asia.  Delta customers will benefit from Northwest’s extensive network of Asian markets such as Tokyo and Beijing, and Northwest’s customers will have access to Delta’s strength throughout Europe, the Caribbean and Latin America.  Both companies’ customers benefit from creating the leading carrier from the U.S. to Europe, the Middle East, Africa and Asia.

o
Internationally, the combined carrier will have a broader network closer in scope and depth to what other foreign flag carriers already possess – and a significant presence in all key international business markets, with improved prospects for growing corporate business globally.  The combined carrier will be a stronger competitor against foreign flag airlines that are introducing new international flights as a result of Open Skies agreements that have expanded aviation markets around the world and created a more competitive international environment.

•	This transaction will also strengthen the SkyTeam alliance and strengthen its position in an increasingly competitive global market.

What affect will this transaction have on worldwide competition?

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The Delta-Northwest combination will be pro-competitive given that there is little overlap in the nonstop routes each serves.  Discount carriers and other network airlines will remain strong and growing competitors in the combined airline’s markets.  In fact, between 2000 and 2007, the market share of discount carriers has climbed from 24 to 34 percent of domestic traffic.

Frequently Asked Questions for Employees

Will Delta employees now work on Northwest’s flights and/or will Northwest employees now work on Delta flights?

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Until the deal is completed, Delta and Northwest will continue to operate as two separate airlines.  The announcement of the merger agreement is only the beginning of the process, which will require the approval of Delta and Northwest shareholders, as well as regulatory approvals.  We currently anticipate the transaction closing later this year.

How does this transaction create more job security for employees of Delta and Northwest?

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The combination of Delta and Northwest will create a company with one of the strongest balance sheets among major U.S. airlines, permitting it to reinvest in the fleet and services to enhance the customer experience.  The combined company will be stronger and better able to offset higher fuel prices and improve efficiencies, increase international presence and fund long-term investment in the business.

How will the merger affect the pay of Delta and Northwest employees?

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It is the goal of Delta to harmonize the pay and benefits of all of the workgroups over time. As a general rule, the non-union employees of Delta enjoy higher pay and benefits than their Northwest counterparts.  During the integration of the two carriers, Delta’s frontline, non-contract employees will continue to receive pay increases in keeping with Delta’s commitment to move frontline employees to industry-standard pay by the end of 2010.  Northwest’s contract frontline employees will continue to receive pay increases in accordance with their existing collective bargaining agreements.

•	Internationally, Delta’s salary reviews by country will occur as scheduled throughout 2008. All countries will be reviewed to assess local competitiveness with industry standards.

Will employees of Delta and Northwest get cash or stock in the combined company as a result of the merger?

•	Yes, U.S.-based non-pilot employees of both companies will be provided a 4 percent equity stake in the new airline upon closing.

How will the merger impact the seniority status of Delta and Northwest employees?

•	Frontline employees of both airlines will be provided seniority protection through a fair and equitable seniority integration process, as the airlines are combined.

•	Seniority integration for internationally based employees will be addressed on an individual, country-by-country basis.

How will frontline jobs at Delta and Northwest be impacted as a result of this merger?

•	There are no involuntary job furloughs of U.S.-based Delta and Northwest frontline employees or hub closures expected as a result of this transaction.

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Due to the complexity of international labor law, the specific effect of the merger on employees outside of the U.S. will have to be evaluated on a country-by-country basis.  As always, Delta and Northwest will continue to treat their employees with dignity and respect and abide by local labor laws.

Will employees of Delta and Northwest have reciprocal pass privileges on both airlines?

•	Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process.

Will there be any changes to the benefits package of Delta and Northwest employees?

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Until the deal is completed, Delta and Northwest will continue to operate as two separate airlines with no changes to existing benefits as a result of the transaction. Over the course of the regulatory process, a detailed integration plan will be created by a committee made up of leaders and employees from both airlines.   The committee will handle such decisions as how best to bring together the benefits packages for the two companies.

Since Delta’s workforce is largely non-unionized and Northwest’s is unionized, will there be union elections?

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Upon completion of the merger, the status of union representation among the various workgroups, along with the status of Northwest’s union contracts, will be resolved through the appropriate governmental processes.

Frequently Asked Questions for Customers

What does the merger mean for ticket pricing?

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Delta will continue to compete in a competitive pricing marketplace both at home and abroad.  In fact, in the U.S., the market share commanded by discount carriers has climbed from 24 to 34 percent of industry capacity between 2000 and 2007.  Discount airlines now represent approximately 1/3 of the domestic U.S. market.  And post-merger, Southwest will continue to have the highest market share of domestic passengers.

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Internationally, Delta will continue to compete with major foreign carriers which are increasing flights to the United States under Open Skies aviation agreements that have expanded aviation markets around the world.

What changes will customers see immediately?

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Until the transaction receives required approvals, there will be no changes to either airline’s flight schedule, frequent flyer program, customer service, or corporate structure as a result of the transaction.

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Once the transaction closes, any operational changes will be clearly communicated to all customers.  We are committed to maintaining our industry-leading customer experience and will ensure this transition is seamless.

Can I fly Northwest with my Delta ticket? Can I fly Delta with my Northwest ticket?

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No.  The announcement of a merger agreement is the beginning of a long process that could take up to a year to complete.  Until the transaction closes, it will be business as usual at both airlines, with no overlap in operations.  Once the transaction closes, any operational changes will be clearly communicated to all customers.  We are committed to maintaining our industry-leading customer experience and will ensure this transition is seamless.

Do customers who have a future travel reservation with Northwest need to rebook with Delta?

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No, you can keep your Northwest reservation.  Once the transaction has closed, any operational changes will be clearly communicated to all customers and it will be business as usual at both airlines.  We are committed to maintaining our industry-leading customer experience and will ensure that this transition is seamless.  There will be no need to rebook confirmed travel.

Will there be changes to flight schedules in my city?

•	The two carriers have very little overlap of route networks. Changes are expected to focus on improving access to worldwide connections via a combined network of hubs.

What changes can SkyMiles and WorldPerks members expect as a result of this transaction?

•	Customers will be able to fly to more destinations, have more flight scheduling choices and have greater ability to earn and redeem their SkyMiles around the world.

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Customers can already earn and redeem frequent flyer miles on both Delta and Northwest flights.  Shortly after the deal closes, we will announce a plan for consolidating miles into one account, and because of the breadth of the new network, customers will have greater opportunities to earn and redeem miles.  As with all of our operations, there will be no combination of frequent flyer programs until the transaction closes.

•	Customers will have the ability to earn miles with more than 100 worldwide hotel, rental car, retail, financial and travel-related partners.

•	The merger strengthens the SkyTeam alliance and the many travel benefits associated with these airline partners, in an increasingly competitive global airline environment.

Frequently Asked Questions for Communities

Will this merger affect service to small and rural communities?

•	This combination will expand Delta’s international and domestic reach, and there will be no reductions in the number of hubs.

•	Delta will improve worldwide connections to small towns and cities across the U.S. enhancing their access to the global marketplace.

•	Following the merger, Delta will serve more than 140 small communities – more than any other airline.

Will fares in small communities change as a result of the merger?

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Because there is virtually no overlap between the two companies’ networks (there are only 12 overlapping non-stop city-pairs of more than 1,000 that both airlines serve), the competitive landscape will not change as a result of this transaction.

•	The combination will also create a company well placed to compete with low-cost carriers.

Hub Cities: Frequently Asked Questions for Atlanta

Will Atlanta remain the airline’s main headquarters?

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Yes.  Atlanta will continue to be the world’s preeminent airline hub and hometown to the world’s largest airline.  The merger will expand Delta’s global network, and allow direct service from Atlanta to key markets in Asia.  This increased global service will offer Atlanta and the entire Southeast improved access to the international community – particularly the growing economies of Asia – and the economic, trade and travel benefits that come with it.

What will happen to employees in Atlanta?

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This merger will provide employees with greater job security, an equity stake in the combined airline and a more stable platform for future growth in the face of significant economic pressures from rising fuel costs and intense competition.

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With the headquarters of the new larger airline in Atlanta and more international flights from Atlanta’s Hartsfield airport, there will likely be increased earning potential and job opportunities for employees and flight crews.

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There will be no involuntary furloughs of frontline employees.  Additionally, all Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines, beginning as soon as possible during the regulatory review process.

Will this merger affect ticket prices in Atlanta?

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Because there is virtually no overlap between the two companies’ networks (there are only 12 overlapping non-stop city pair routes of more than 1,000 that both airlines serve), the competitive landscape will not change as a result of this merger.

Will Delta/Northwest change flights to and from Atlanta?

•	Delta/Northwest combines two complementary networks with very little overlap. In fact, the merger will mean enhanced access from Atlanta to more destinations worldwide.

Will there be any changes to flight schedules to/from small communities served from Atlanta?

•	This transaction will enhance service to smaller cities and rural communities, and Atlanta is an important provider of service to these communities.

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Delta and Northwest are proud of their shared histories of being committed providers of service to small communities across the U.S. The combined airline will serve more than 140 small communities - more than any other airline.

Will Delta/Northwest continue to provide philanthropic support in Atlanta?

•	Yes! Delta has a long history of being an active and positive supporter of the Atlanta community. We look forward to strengthening those ties.

Hub Cities: Frequently Asked Questions for Cincinnati

What changes can we expect in Cincinnati?

•	Cincinnati will continue to be a vital part of the merged network, with extensive nonstop international and domestic service.

•	Cincinnati is home to a major reservations center.

What will happen to employees in Cincinnati?

•
This merger will provide employees with greater job security, an equity stake in the combined airline and a more stable platform for future growth in the face of significant economic pressures from rising fuel costs and intense competition.

•
There will be no involuntary furloughs of frontline employees.  Additionally, all Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines, beginning as soon as possible during the regulatory review process.

Will this merger affect ticket prices in Cincinnati?

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Because there is virtually no overlap between the two companies’ networks (there are only 12 overlapping non-stop city pair routes of more than 1,000 that both airlines serve), the competitive landscape will not change as a result of this merger.

Will we see any changes to flight schedules in Cincinnati?

•	Delta/Northwest combines two complementary networks with very little overlap. In fact, the merger will mean enhanced access from Cincinnati to more destinations worldwide.

Will there be any changes to flight schedules to/from small communities served from Cincinnati?

•	This transaction will enhance service to smaller cities and rural communities, and Cincinnati is an important provider of service to these communities.

•
Delta and Northwest are proud of their shared histories of being committed providers of service to small communities across the U.S. The combined airline will serve more than 140 small communities - more than any other airline.

Will Delta/Northwest continue to provide philanthropic support in Cincinnati?

•	Yes! Delta has a long history of being an active and positive supporter of the Cincinnati community. We look forward to strengthening those ties.

 Hub Cities: Frequently Asked Questions for Detroit

What changes will we see in Detroit?

•	Detroit will continue to be one of the combined airline’s largest hubs, with extensive nonstop international and domestic service.

What will happen to employees in Detroit?

•
This merger will provide employees with greater job security, an equity stake in the combined airline and a more stable platform for future growth in the face of significant economic pressures from rising fuel costs and intense competition.

•
There will be no involuntary furloughs of U.S. frontline employees.  Additionally, all Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines, beginning as soon as possible during the regulatory review process.

Will this merger affect ticket prices in Detroit?

•
Because there is virtually no overlap between the two companies’ networks (there are only 12 overlapping non-stop city pair routes of more than 1,000 that both airlines serve), the competitive landscape will not change as a result of this merger.

Will we see any changes to flight schedules in Detroit?

•	Delta/Northwest combines two complementary networks with very little overlap. In fact, the merger will mean enhanced access from Detroit to more destinations worldwide.

Will there be any changes to flight schedules to/from small communities served from Detroit?

•	This transaction will enhance service to smaller cities and rural communities, and Detroit is an important provider of service to these communities.

•
Delta and Northwest are proud of their shared histories of being committed providers of service to small communities across the U.S. The combined airline will serve more than 140 small communities - more than any other airline.

Will Delta/Northwest continue to provide philanthropic support in Detroit?

•	Yes! Delta has a long history of being an active and positive supporter of the Detroit community. We look forward to strengthening those ties.

Hub Cities: Frequently Asked Questions for Memphis

What changes can we expect in Memphis as a result of this transaction?

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Delta/Northwest combines two complementary networks with very little overlap.  In fact, the merger will mean enhanced access from Memphis to more destinations worldwide. The new combined company will maintain all of its hubs, including Memphis.

What will happen to employees in Memphis?

•
This merger will provide employees with greater job security, an equity stake in the combined airline and a more stable platform for future growth in the face of significant economic pressures from rising fuel costs and intense competition.

•
There will be no involuntary furloughs of U.S. frontline employees.  Additionally, all Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines, beginning as soon as possible during the regulatory review process.

Will this merger affect ticket prices in Memphis?

•
Because there is virtually no overlap between the two companies’ networks (there are only 12 overlapping non-stop city pair routes of more than 1,000 that both airlines serve), the competitive landscape will not change as a result of this merger.

Will we see any changes to flight schedules in Memphis?

•	Delta/Northwest combines two complementary networks with very little overlap. In fact, the merger will mean enhanced access from Memphis to more destinations worldwide.

Will there be any changes to flight schedules to/from small communities served from Memphis?

•	This transaction will enhance service to smaller cities and rural communities, and Memphis is an important provider of service to these communities.

•
Delta and Northwest are proud of their shared histories of being committed providers of service to small communities across the U.S. The combined airline will serve more than 140 small communities - more than any other airline.

Given Memphis’s proximity to Atlanta, will Memphis remain a hub for the new combined airline?

•	Yes. Because Delta/Northwest combines two complementary networks with very little overlap, the new combined company will maintain all its hubs, including Memphis.

Will Delta/Northwest continue to provide philanthropic support in Memphis?

•	Yes! Delta has a long history of being an active and positive supporter of the Memphis community. We look forward to strengthening those ties.

Hub Cities: Frequently Asked Questions for Minneapolis/St. Paul

Will Minneapolis/St. Paul continue to be a headquarters?

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Delta is committed to retaining significant airline jobs, operations and facilities in Minnesota.  While the company’s worldwide headquarters will be in Atlanta, Delta will retain executive offices in Minneapolis.

What will happen to employees in Minneapolis/St. Paul?

•	Delta is committed to retaining significant airline jobs, operations and facilities in Minnesota.

•
This merger will provide employees with greater job security, an equity stake in the combined airline and a more stable platform for future growth in the face of significant economic pressures from rising fuel costs and intense competition.

•
There will be no involuntary furloughs of U.S. frontline employees.  Additionally, all Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines, beginning as soon as possible during the regulatory review process.

Will this merger affect ticket prices in Minneapolis/St. Paul?

•
Because there is virtually no overlap between the two companies’ networks (there are only 12 overlapping non-stop city pair routes of more than 1,000 that both airlines serve), the competitive landscape will not change as a result of this merger.

Will Delta/Northwest change flight schedules to/from Minneapolis/St. Paul?

•	Delta/Northwest combines two complementary networks with very little overlap. In fact, the merger will mean enhanced access from Minneapolis/St. Paul to more destinations worldwide.

Will there be any changes to flight schedules to/from small communities served from Minneapolis/St. Paul?

•	This transaction will enhance service to smaller cities and rural communities, and Minneapolis/St. Paul is an important provider of service to these communities.

•
Delta and Northwest are proud of their shared histories of being committed providers of service to small communities across the U.S. The combined airline will serve more than 140 small communities - more than any other airline.

Will Delta/Northwest continue to provide philanthropic support in Minneapolis/St. Paul?

•
Yes! Delta has a long tradition of being an active supporter of the communities in which we do business.  We look forward to teaming up with our new colleagues at Northwest to make a positive impact in Minneapolis/St. Paul.

Hub Cities: Frequently Asked Questions for New York

What changes can we expect in New York?

•	JFK airport will continue to be one of the combined airline’s largest hubs, with extensive nonstop international and domestic service.

•	Delta will provide more service in the state of New York than any other airline.

What will happen to employees in New York?

•
This merger will provide employees with greater job security, an equity stake in the combined airline and a more stable platform for future growth in the face of significant economic pressures from rising fuel costs and intense competition.

•
There will be no involuntary furloughs of U.S. frontline employees.  Additionally, all Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines, beginning as soon as possible during the regulatory review process.

Will Delta/Northwest change flight schedules to and from New York?

•
Delta/Northwest combines two complementary networks with very little overlap.  The merger will allow the combined carrier to optimize its portfolio of operating slots to offer more comprehensive service from New York than any other airline.

Will this merger affect ticket prices in New York?

•
Because there is virtually no overlap between the two companies’ networks (there are only 12 overlapping non-stop city pair routes of more than 1,000 that both airlines serve), the competitive landscape will not change as a result of this merger.

Will we see any changes to flight schedules in New York?

•	This transaction will enhance service to smaller cities and rural communities, and New York is an important provider of service to these communities.

•
Delta and Northwest are proud of their shared histories of being committed providers of service to small communities across the U.S. The combined airline will serve more than 140 small communities - more than any other airline.

How will the new Delta/Northwest affect congestion in New York?

•
Better coordinated schedules and the ability to use larger-gauge aircraft on key routes through a larger domestic feeder base will further reduce congestion in the Northeast corridor (i.e. rather than flying 50-seat regional jets between Detroit and JFK, the new carrier will be able to fly larger equipment throughout the day thanks to the connectivity of the two hubs in one network).

Will Delta/Northwest continue to provide philanthropic support in New York?

•	Yes! Delta has a long history of being an active and positive supporter of the New York community. We look forward to strengthening those ties.

Hub Cities: Frequently Asked Questions for Salt Lake City

What changes can we expect in Salt Lake City?

•	Salt Lake City will continue to serve as the combined carrier’s gateway to the Western U.S. with extensive nonstop international and domestic service.

•	The combination of Delta and Northwest will result in enhanced service for the Salt Lake City hub.

•	The merged airline will provide more service to Utah than any other airline.

What will happen to employees in Salt Lake City?

•
This merger will provide employees with greater job security, an equity stake in the combined airline and a more stable platform for future growth in the face of significant economic pressures from rising fuel costs and intense competition.

•
There will be no involuntary furloughs of U.S. frontline employees.  Additionally, all Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines, beginning as soon as possible during the regulatory review process.

Will Delta/Northwest change flight schedules to/from Salt Lake City?

•	Delta/Northwest combines two complementary networks with very little overlap. In fact, the merger will mean enhanced access from Salt Lake City to more destinations worldwide.

Will this merger affect ticket prices in Salt Lake City?

•
Because there is virtually no overlap between the two companies’ networks (there are only 12 overlapping non-stop city-pairs of more than 1,000 that both airlines serve), the competitive landscape will not change as a result of this merger.

Will there be any changes to flight schedules to/from small communities served from Salt Lake City?

•	This transaction will enhance service to smaller cities and rural communities, and Salt Lake City is an important provider of service to these communities throughout the West.

•
Delta and Northwest are proud of their shared histories of being committed providers of service to small communities across the U.S. The combined airline will serve more than 140 small communities - more than any other airline.

Will Delta/Northwest continue to provide philanthropic support in Salt Lake City?

•	Yes! Delta has a long history of being an active and positive supporter of the Salt Lake City community. We look forward to strengthening those ties.